FORM 3
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                                  OMB APPROVAL
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                           OMB Number.......3235-0104
                            Expires: October 31, 2001
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Actof 1940



(Print or Type Responses)
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1. Name and Address of Reporting Person

   Danhakl, John G.
   c/o Leonard Green & Partners, L.P.
   11111 Santa Monica Boulevard, Suite 2000
   Los Angeles, CA 90025


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2. Date of Event Requiring Statement (Month/Day/Year)

   11/13/01

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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   MEMC Electronic Materials, Inc. ("WFR")

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5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [x] Director                          [_] 10% Owner
   [ ] Officer (give title below)        [_] Other (specify below)


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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   [x] Form filed by One Reporting Person
   [_] Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security              |2. Amount of Securities  |3. Ownership Form:              |4. Nature of Indirect                |
                                  |   Beneficially Owned    |   Direct (D) or Indirect (I)   |   Benefitical Ownership             |
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
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Common Stock, par value           |    49,959,970           |   I (1)(3)                     |  Owned by TPG Wafer Holdings LLC    |
$0.01 per share                   |                         |                                |                                     |
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                                  |                         |                                |                                     |
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                                  |                         |                                |                                     |
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                                  |                         |                                |                                     |
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7-96)
                                                                     Page 1 of 2

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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of         |2.Date Exerciseable     |3.Title and Amount of Securities    |4. Conversion  |5.Ownership    |6.Nature of      |
  Derivative       |  and Expiration Date   |  Underlying Derivative Security    |   or Exercise |  Form of      |  Indirect       |
  Security         |  (Month/Day/Year)      |                                    |   Price of    |  Derivative   |  Beneficial     |
                   |------------------------|------------------------------------|   Derivative  |  Security     |  Ownership      |
                   |    Date    | Expiration|      Title     |    Amount or No.  |   Security    |  Direct (D) or|  |or |Ownership |
                   |Exerciseable|    Date   |                |     of Shares     |               |  Indirect (I) |                 |
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
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Series A Cumulative| 11/13/01(4)| N/A       | Common Stock   | 115,555,555 shares|$2.25 per share|  I (1)(3)    |Owned by TPG Wafer|
Convertible        |            |           |                |                   |               |              |Holdings LLC      |
Preferred Stock    |            |           |                |                   |               |              |                  |
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Common Stock       |  (5)       | 11/13/11  | Common Stock   | 3,258,872 shares  |$3.00 per share|  I (2)(3)    |Owned by Green    |
Warrants           |            |           |                |                   |               |              |Equity Investors  |
(right to buy)     |            |           |                |                   |               |              |III, L.P.         |
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Common Stock       |  (5)       | 11/13/11  | Common Stock   |  24,461 shares    |$3.00 per share|  I (2)(3)    |Owned by Green    |
Warrants           |            |           |                |                   |               |              |Equity Investors  |
(right to buy)     |            |           |                |                   |               |              |Side III, L.P.    |
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                   |            |           |                |                   |               |              |                  |
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                   |            |           |                |                   |               |              |                  |
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

Explanation of Responses:

See attached.


                                               /s/ John G. Danhakl
                                               --------------------------------
                                               ** John G. Danhakl



                                               November 21, 2001
                                               ------------------------
                                               Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Explanation of Responses.

(1) Green Equity Investors III, L.P. ("GEI") and Green Equity Investors Side III, L.P. ("GEI Side") collectively hold a 19.7% membership interest in TPG Wafer Holdings LLC ("Wafer Holdings"). Wafer Holdings directly holds 49,959,970 shares of common stock, par value $0.01 per share of MEMC
     Electronic Materials, Inc. (the "Common Stock") and 260,000 shares of Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock") of the Company, which shares of Series A Preferred Stock are convertible into an aggregate of 115,555,555 shares of Common Stock. Because of the rights possessed by GEI and GEI Side under the Amended and Restated LLC Operating Agreement dated as of November 13, 2001 of Wafer Holdings and the Members' Agreement dated as of November 13, 2001 by and among the members named therein, GEI and GEI Side may be deemed to have beneficial ownership of equity securities held directly by Wafer Holdings. GEI and GEI Side disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

(2) GEI and GEI Side, collectively, directly own an aggregate of 3,283,333 warrants to purchase shares of Common Stock (the "Warrants").

(3) John G. Danhakl is a member and the manager of GEI Capital III, L.L.C., ("GEI Capital"), which is the general partner of GEI and GEI Side. Mr.
     Danhakl is also a Vice President of LGP Management, Inc. ("LGPM"), the general partner of Leonard Green & Partners, L.P. ("LGP"), which is an affiliate of GEI Capital and the management company of GEI and GEI Side. GEI Capital, LGPM and LGP may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to beneficially own all of the securities disclosed on this Form 3. Mr. Danhakl, by virtue of his positions with GEI Capital and LGPM, may be deemed to have investment powers and beneficial ownership with respect to the equity securities held by GEI and GEI Side. Pursuant to Rule
     16a-1(a)(4) under the Exchange Act, this filing shall not be deemed an admission that Mr. Danhakl is, for purposes of Section 16 of the Exchange Act or otherwise, the beneficial owners of any reported securities and Mr. Danhakl disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(4) From issuance and before approval of the shareholders of the Issuer, the Series A Cumulative Convertible Preferred Stock is convertible into up to 19.9% of the outstanding shares of Common Stock. The Series A Cumulative Convertible Preferred Stock are fully exercisable and convertible upon obtaining approval of the shareholders of the Issuer. The reported number of shares of Common Stock underlying the Series A Cumulative Convertible Preferred Stock reflects the initial conversion rate of 444.44-to-1 (the ratio of the liquidation value of the series to the conversion price) pursuant to the terms of the Series A Cumulative Convertible Preferred Stock.

(5) The Warrants are fully exercisable and convertible upon obtaining approval of the shareholders of the Company of such securities and the underlying Common Stock.